AMERICAN FUNDS TARGET DATE RETIREMENT SERIES, INC.

AMENDED AND RESTATED ADMINISTRATIVE SERVICES AGREEMENT

WHEREAS, American Funds Target Date Retirement Series, Inc. (the “Series”), is  a Maryland corporation registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end diversified investment company that consists of a series of funds set forth on Exhibit B (each a “Fund” and collectively the “Funds”) and may offer additional series of funds in the future;

WHEREAS, each Fund offers Class A shares, Class R-1 shares, Class R-2 shares, Class R-3 shares, Class R-4 shares, Class R-5 shares, and Class R-6 shares (collectively, the “Class A and R shares”);

WHEREAS, Capital Research and Management Company (the “Investment Adviser”), is a Delaware corporation registered under the Investment Advisers Act of 1940, as amended, and is engaged in the business of providing investment advisory and related services to the Series and to other investment companies;

WHEREAS, the Series wishes to have the Investment Adviser arrange for and coordinate and monitor the provision of transfer agent and shareholder services (“transfer agent services”) and certain other administrative services (other than those provided pursuant to any other agreement with the Fund), including but not limited to recordkeeping, transactional services, tax information returns and reports, fund communication and shareholder communication (collectively “administrative services”) for each Fund’s Class A and R shares;

WHEREAS, the Investment Adviser is willing to perform or to cause to be performed such transfer agent services and administrative services for each Fund’s Class A and R shares on the terms and conditions set forth herein; and

WHEREAS, the Series and the Investment Adviser wish to enter into an Administrative Services Agreement (“Agreement”) whereby the Investment Adviser would perform or cause to be performed such transfer agent services and administrative services for each Fund’s Class A and R shares;

NOW, THEREFORE, the parties agree as follows:

1.         Services.  During the term of this Agreement, the Investment Adviser shall perform or cause to be performed the transfer agent services and administrative services set forth in Exhibit A hereto, as such exhibit may be amended from time to time by mutual consent of the parties.  The Series and the Investment Adviser acknowledge that the Investment Adviser will contract with third parties, including American Funds Service Company (“AFS”), to perform such transfer agent services and administrative services.  In selecting third parties to perform transfer agent and administrative services, the Investment Adviser shall select only those third parties that the Investment Adviser reasonably believes have adequate facilities and personnel to diligently perform such services.  The Investment Adviser shall monitor, coordinate and oversee the activities of the third parties with which it or AFS contracts to ensure shareholders receive high-quality service. In doing so the Investment Adviser shall establish procedures to monitor the activities of such third parties.  These procedures may, but need not, include monitoring:  (i) telephone queue wait times; (ii) telephone abandon rates; (iii) website and voice response unit downtimes; (iv) downtime of the third party’s shareholder account recordkeeping system; (v) the accuracy and timeliness of financial and non-financial transactions; and (vi) to ensure compliance with the Series prospectus;

2.         Fees.

(a) Transfer Agent Fees.  In consideration of transfer agent services performed or caused to be performed by the Investment Adviser for the Series’ Class A and Class R shares, the Series shall pay the Investment Adviser transfer agent fees according to the fee schedule contained in the Shareholder Services Agreement, as amended from time to time, between the Series and AFS.  No Transfer Agent Fees shall be paid in respect of accounts that are held in other than street name or a networked environment.  No fees shall be paid under this paragraph 2(a) for services provided by third parties other than AFS.  All fund-specific charges from third parties—including DST charges, postage, NSCC transaction charges and similar out-of-pocket expenses—will be passed through directly to the Series.  Transfer agent fees shall be paid within 30 days after receipt of an invoice for transfer agent services performed the preceding month.

(b) Administrative Services Fees.  In consideration of administrative services performed or caused to be performed by the Investment Adviser for the Series’ Class A and Class R shares, the Series shall pay the Investment Adviser an administrative services fee (“administrative fee”).  For the Series’ Class A shares, Class R-1 shares, Class R-2 shares, Class R-3 shares, and Class R-4 shares, the administrative fee shall accrue daily and shall be calculated at the annual rate of 0.10% of the average net assets of those shares.  For the Series’ Class R-5 shares, the administrative fee shall accrue daily and shall be calculated at the annual rate of 0.05% of the average net assets of those shares. The Series’ Class R-6 shares shall not be subject to the administrative fee described in this paragraph (b). The administrative fee shall be paid within 30 days after receipt of an invoice for administrative services performed in the preceding month.

3.         Effective Date and Termination of Agreement.  This Agreement shall become effective on January 1, 2010, and unless terminated sooner it shall continue in effect until
December 31, 2010.  It may thereafter be continued from year to year only with the approval of a majority of those Directors of the Series who are not “interested persons” of the Series (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Agreement or any agreement related to it (the “Independent Directors”).  The effective and termination dates of this Agreement with respect to the Funds are set forth on Exhibit B. This Agreement may be terminated as to the Series as a whole or any class of shares individually at any time by vote of a majority of the Independent Directors.  The Investment Adviser may terminate this agreement upon sixty (60) days’ prior written notice to the Series.

4.         Amendment.  This Agreement may not be amended to increase materially the fees payable under this Agreement unless such amendment is approved by the vote of a majority of the Independent Directors.

5.         Assignment.  This Agreement shall not be assignable by either party hereto and in the event of assignment shall automatically terminate forthwith.  The term “assignment” shall have the meaning set forth in the 1940 Act.  Notwithstanding the foregoing, the Investment Adviser is specifically authorized to contract with third parties for the provision of transfer agent, shareholder services, and administrative services on behalf of the Series.

6.         Issuance of Additional Series of Funds.  This Agreement shall apply to any funds added to the Series that offer Class A and R shares unless the Series’ Independent Directors otherwise provide.

7.         Choice of Law.  This Agreement shall be construed under and shall be governed by the laws of the State of California, and the parties hereto agree that proper venue of any action with respect hereto shall be Los Angeles County, California.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate original by its officers thereunto duly authorized, as of January 1, 2010.

CAPITAL RESEARCH AND	AMERICAN FUNDS TARGET DATE
MANAGEMENT COMPANY	RETIREMENT SERIES, INC.

By:	By:
Timothy D. Armour	James B. Lovelace
President	Vice Chairman

By:____________________________	By:____________________________
Michael J. Downer	Steven I. Koszalka
Senior Vice President and Secretary	Secretary

EXHIBIT A
to the
Administrative Services Agreement

Transfer Agent Services

The Investment Adviser or any third party with whom it may contract, including American Funds Service Company (the Investment Adviser and any such third-party are collectively referred  to as “Service Provider”) shall act, as necessary, as stock transfer agent, dividend disbursing agent and redemption agent for each Fund’s Class A and R shares, and shall provide such additional related services as each Fund’s Class A and R shares may from time to time require, all of which services are sometimes referred to herein as “shareholder services.”

Administrative Services

1.           Record Maintenance

The Service Provider shall maintain, and require any third parties with which it contracts to maintain with respect to each Fund shareholder holding the Fund’s Class A and R shares in a Service Provider account (“Customers”) the following records:

a.           Number of shares;

b.           Date, price and amount of purchases and redemptions (including dividend reinvestments) and dates and amounts of dividends paid for at least the current year to date;

c.           Name and address of the Customer, including zip codes and social security numbers or taxpayer identification numbers;

d.           Records of distributions and dividend payments; and

e.           Any transfers of shares.

2.           Shareholder Communications

Service Provider shall:

a.           Provide to a shareholder mailing agent for the purpose of delivering certain Series-related materials the names and addresses of all Customers.  The Series-related materials shall consist of updated prospectuses and any supplements and amendments thereto, annual and other periodic reports, proxy or information statements and other appropriate shareholder communications. In the alternative, the Service Provider may distribute the Series-related materials to its Customers.

b.           Deliver current Series prospectuses and statements of additional information and annual and other periodic reports upon Customer request, and, as applicable, with confirmation statements;

c.           Deliver statements to Customers on no less frequently than a quarterly basis showing, among other things, the number of Class A and R shares of each Fund owned by such Customer and the net asset value of the Class A and R shares of each Fund as of a recent date;

d.           Produce and deliver to Customers confirmation statements reflecting purchases and redemptions of Class A and R shares of the Funds;

e.           Respond to Customer inquiries regarding, among other things, share prices, account balances, dividend amounts and dividend payment dates;

f.           If the Service Provider accepts transactions in the Funds’ Class A and R shares from any brokers or banks in an omnibus relationship, require each such broker or bank to provide such shareholder communications as set forth in 2(a) through 2(e) to its own Customers.

3.          Transactional Services

The Service Provider shall communicate to its Customers, as to Class A and R shares of the Funds, purchase, redemption and exchange orders reflecting the orders it receives from its Customers or from any brokers and banks for their Customers.  The Service Provider shall also communicate to beneficial owners holding through it, and to any brokers or banks for beneficial owners holding through them, as to Class A and R shares of the Funds, mergers, splits and other reorganization activities, and require any broker or bank to communicate such information to its Customers.

4.           Tax Information Returns and Reports

The Service Provider shall prepare and file, and require to be prepared and filed by any brokers or banks as to their Customers, with the appropriate governmental agencies, such information, returns and reports as are required to be so filed for reporting:  (i) dividends and other distributions made; (ii) amounts withheld on dividends and other distributions and payments under applicable federal and state laws, rules and regulations; and (iii) gross proceeds of sales transactions as required.

5.           Series Communications

The Service Provider shall, upon request by the Series, on each business day, report the number of Class A and R shares on which the administrative fee is to be paid pursuant to this Agreement.  The Service Provider shall also provide the Series with a monthly invoice.

6.           Monitoring of Service Providers

The Investment Adviser shall coordinate and monitor the activities of the Service Providers with which it contracts to ensure that the shareholders of each Fund’s Class A and R shares receive high-quality service.  The Investment Adviser shall also ensure that Service Providers deliver to Customers account statements and all Series-related materials, including prospectuses, shareholder reports, and proxies.

EXHIBIT B
to the
Amended and Restated Administrative Services Agreement

Fund	Effective Date	Termination Date
American Funds 2055 Target Date Retirement Fund	Commencement of Operations	12/31/10
American Funds 2050 Target Date Retirement Fund	1/1/10	12/31/10
American Funds 2045 Target Date Retirement Fund	1/1/10	12/31/10
American Funds 2040 Target Date Retirement Fund	1/1/10	12/31/10
American Funds 2035 Target Date Retirement Fund	1/1/10	12/31/10
American Funds 2030 Target Date Retirement Fund	1/1/10	12/31/10
American Funds 2025 Target Date Retirement Fund	1/1/10	12/31/10
American Funds 2020 Target Date Retirement Fund	1/1/10	12/31/10
American Funds 2015 Target Date Retirement Fund	1/1/10	12/31/10
American Funds 2010 Target Date Retirement Fund	1/1/10	12/31/10

AMERICAN FUNDS TARGET DATE RETIREMENT SERIES, INC.

AMENDED AND RESTATED SHAREHOLDER SERVICES AGREEMENT

1.           The parties to this Agreement, which is effective as of January 1, 2010, are American Funds Target Date Retirement Series, Inc., a Maryland corporation (hereinafter called “the Series”) and American Funds Service Company, a California corporation (hereinafter called “AFS”). The Series consists of the funds set forth on Exhibit A (hereinafter called “Funds”). AFS is a wholly owned subsidiary of Capital Research and Management Company (hereinafter called “CRMC”). This Agreement will continue in effect until amended or terminated in accordance with its terms. The effective dates of this Agreement with respect to the Funds are set forth on Exhibit A.

2.           The Series hereby employs AFS, and AFS hereby accepts such employment by the Series, as its transfer agent.  In such capacity AFS will provide the services of stock transfer agent, dividend disbursing agent, redemption agent, and such additional related services as the Series may from time to time require, in respect of Class A shares of the Series all of which services are sometimes referred to herein as “shareholder services.”  In addition, AFS assumes responsibility for the Series’ implementation and compliance with the procedures set forth in the Anti-Money Laundering (“AML”) Program of the Series and does hereby agree to provide all records relating to the AML Program to any federal examiner of the Series upon request.

3.           AFS has entered into substantially identical agreements with other investment companies for which CRMC serves as investment adviser.  (For the purposes of this Agreement, such investment companies, including the Series, are called “participating investment companies.”)

4.           AFS has entered into an agreement with DST Systems, Inc. (hereinafter called “DST”), to provide AFS with electronic data processing services sufficient for the performance of the shareholder services referred to in paragraph 2.

5.           The Series, together with the other participating companies, will maintain a Review and Advisory Committee, which Committee will review and may make recommendations to the boards of the participating investment companies regarding all fees and charges provided for in this Agreement, as well as review the level and quality of the shareholder services rendered to the participating investment companies and their shareholders.  Each participating investment company may select one director or trustee who is not affiliated with CRMC, or any of its affiliated companies, or with Washington Management Corporation or any of its affiliated companies, to serve on the Review and Advisory Committee.

6.           AFS will provide to the participating investment companies the shareholder services referred to herein in return for the following fees:

Annual account maintenance fee (paid monthly):

Fee per account (annual rate)	Rate
Broker controlled account (networked and street)	$0.84
Full service account	$16.00

No annual fee will be charged for a participant account underlying a 401(k) or other defined contribution plan where the plan maintains a single account on AFS’ books and responds to all participant inquiries.

AFS will bill the Series monthly, on or shortly after the first of each calendar month, and the Series will pay AFS within five business days of such billing.

Any revision of the schedule of charges set forth herein shall require the affirmative vote of a majority of the members of the board of directors of the Series

7.           All Series-specific charges from third parties -- including DST charges, payments described in the next sentence, postage, NSCC transaction charges and similar out-of-pocket expenses -- will be passed through directly to the Series or other participating investment companies, as applicable.  AFS, subject to approval of its board of directors, is authorized in its discretion to negotiate payments to third parties for account maintenance and/or transaction processing services provided such payments do not exceed the anticipated savings to the Series, either in fees payable to AFS hereunder or in other direct Series expenses, that AFS reasonably anticipates would be realized by the Series from using the services of such third party rather than maintaining the accounts directly on AFS' books and/or processing non-automated transactions.

8.           It is understood that AFS may have income in excess of its expenses and may accumulate capital and surplus.  AFS is not, however, permitted to distribute any net income or accumulated surplus to its parent, CRMC, in the form of a dividend without the affirmative vote of a majority of the members of the boards of directors of the Series and all participating investment companies.

9.           This Agreement may be amended at any time by mutual agreement of the parties, with agreement of the Series to be evidenced by affirmative vote of a majority of the members of the board of directors/trustees of the Series.

10.         This Agreement may be terminated on 180 days' written notice by either party.  In the event of a termination of this Agreement, AFS and the Series will each extend full cooperation in effecting a conversion to whatever successor shareholder service provider(s) the Series may select, it being understood that all records relating to the Series and its shareholders are property of the Series.

11.         In the event of a termination of this Agreement by the Series, the Series will pay to AFS as a termination fee the Series' proportionate share of any costs of conversion of the Series' shareholder service from AFS to a successor.  In the event of termination of this Agreement and all corresponding agreements with all the participating investment companies, all assets of AFS will be sold or otherwise converted to cash, with a view to the liquidation of AFS when it ceases to provide shareholder services for the participating investment companies.  To the extent any such assets are sold by AFS to CRMC and/or any of its affiliates, such sales shall be at fair market value at the time of sale as agreed upon by AFS, the purchasing company or companies, and the Review and Advisory Committee.  After all assets of AFS have been converted to cash and all liabilities of AFS have been paid or discharged, an amount equal to any capital or paid-in surplus of AFS that shall have been contributed by CRMC or its affiliates shall be set aside in cash for distribution to CRMC upon liquidation of AFS.  Any other capital or surplus and any assets of AFS remaining after the foregoing provisions for liabilities and return of capital or paid-in surplus  to CRMC shall be distributed to the participating investment companies in such proportions as may be determined by the Review and Advisory Committee.

12.         In the event of disagreement between the Series and AFS, or between the Series and other participating investment companies as to any matter arising under this Agreement, which the parties to the disagreement are unable to resolve, the question shall be referred to the Review and Advisory Committee for resolution.  If the Review and Advisory Committee is unable to resolve the question to the satisfaction of both parties, either party may elect to submit the question to arbitration; one arbitrator to be named by each party to the disagreement and a third arbitrator to be selected by the two arbitrators named by the original parties.  The decision of a majority of the arbitrators shall be final and binding on all parties to the arbitration.  The expenses of such arbitration shall be paid by the party electing to submit the question to arbitration.

13.         The obligations of the Series under this Agreement are not binding upon any of the directors, trustees, officers, employees, agents or shareholders of the Series individually, but bind only the Series itself.  AFS agrees to look solely to the assets of the Series for the satisfaction of any liability of the Series in respect to this Agreement and will not seek recourse against such directors, trustees, officers, employees, agents or shareholders, or any of them or their personal assets for such satisfaction.

IN WITNESS WHEREOF, the Series has caused this Plan to be executed by its officers thereunto duly authorized, as of January 1, 2010.

AMERICAN FUNDS SERVICE	AMERICAN FUNDS TARGET DATE
COMPANY	RETIREMENT SERIES, INC.

By	By
Kenneth R. Gorvetzian	Michael J. Downer
Chairman	President and Principal Executive Officer

By	By
Angela M. Mitchell	Steven I. Koszalka
Secretary	Secretary

EXHIBIT A
to the
Amended and Restated Shareholder Services Agreement

Fund	Effective Date
American Funds 2055 Target Date Retirement Fund	Commencement of Operations
American Funds 2050 Target Date Retirement Fund	1/1/10
American Funds 2045 Target Date Retirement Fund	1/1/10
American Funds 2040 Target Date Retirement Fund	1/1/10
American Funds 2035 Target Date Retirement Fund	1/1/10
American Funds 2030 Target Date Retirement Fund	1/1/10
American Funds 2025 Target Date Retirement Fund	1/1/10
American Funds 2020 Target Date Retirement Fund	1/1/10
American Funds 2015 Target Date Retirement Fund	1/1/10
American Funds 2010 Target Date Retirement Fund	1/1/10